Exhibit 21.1

Subsidiaries of Falcon Minerals Corporation

Name	Jurisdiction of Organization

Falcon Minerals GP, LLC	Delaware

Falcon Minerals Operating Partnership, LP	Delaware

Falcon Eagle Ford LP	Delaware

VickiCristina, L.P.	Delaware

DGK ORRI Company, L.P.	Delaware

Noble EF DLG LP	Texas

Noble EF DLG GP LLC	Texas

Noble EF LP	Texas

Noble EF GP LLC	Texas

Noble Marcellus LP	Delaware

Noble Marcellus GP LLC	Delaware